                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
          Under (Rule 13d-101) of the Securities Exchange Act of 1934
                              (Amendment No. 12)

              BULL & BEAR U. S. GOVERNMENT SECURITIES FUND, INC.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   12017N105
                                (CUSIP Number)

                          George W. Karpus, President
                         Karpus Management, Inc. d/b/a
                         Karpus Investment Management
                         14 Tobey Village Office Park
                           Pittsford, New York 14534
                                (716) 586-4680

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                               November 12, 1998

            (Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                              (Page 1 of 8 Pages)
                        (continued on following pages)


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                                 SCHEDULE 13D

CUSIP No. 12017N105                                          Page 2 of 15 Pages
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Karpus Management, Inc. d/b/a Karpus Investment Management
     I.D.# 16-1290558

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]
                                                                        (b) [x]

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3.   SEC USE ONLY


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4.   SOURCE OF FUNDS*

     AF
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

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                     7.  SOLE VOTING POWER

                         119,250 shares
   NUMBER OF        -----------------------------------------------------------
     SHARES          8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
      EACH          -----------------------------------------------------------
    REPORTING        9.  SOLE DISPOSITIVE POWER
     PERSON
      WITH               119,250 shares
                    -----------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER


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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     119,250 shares

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


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14.  TYPE OF REPORTING PERSON*

     I.A.

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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ITEM 1            Security and Issuer
                  -------------------
                  Common Stock
                  Bull & Bear U.S. Government Securities Fund, Inc. ("BBG")
                  11 Hanover Square
                  New York, New York 10005
ITEM 2            Identity and Background
                  -----------------------
                  a) Karpus Management, Inc. d/b/a Karpus Investment Management
                     ("KIM") George W. Karpus, President, Director,
                     & controlling stockholder JoAnn VanDegriff, Vice
                     President and Director
                     Sophie Karpus, Director
                  b) 14 Tobey Village Office Park
                     Pittsford, New York 14534
                  c) Principal business and occupation - Investment
                     Management for individuals, pension and profit
                     sharing plans, corporations, endowments, trusts
                     and others, specializing in conservative asset
                     management (i.e., fixed income investments).
                  d) None of George W. Karpus, JoAnn VanDegriff or
                     Sophie Karpus (the "Principals") or KIM has
                     been convicted in the past 5 years of any
                     criminal offence (excluding traffic violations).
                  e) During the last five years none of the principals
                     or KIM has been a party to a civil proceeding as
                     a result of which any of them is subject to a
                     judgment, decree or final order enjoining future
                     violations of or prohibiting or mandating
                     activities subject to, federal or state securities
                     laws or finding any violation with respect to
                     such laws.
                  f)  Each of the Principals is a United States
                      citizen. KIM is a New York State corporation.
ITEM 3            Source and Amount of Funds or Other Considerations.
                  --------------------------------------------------
                  KIM, an independent investment advisor, has accumulated shares of BBG on behalf of accounts that are managed by KIM (the
                  "Accounts") under limited powers of attorney.   All funds
                  that have been utilized in making such purchases are from
                  such Accounts.
ITEM 4            Purpose of Transaction
                  ----------------------
         KIM purchased shares of the Fund for investment purposes only. The profile of the Fund, being a conservative, high credit quality fixed income fund, met the investment criteria necessary for the Accounts to become shareholders
         The poor performance of the Fund (verified by Lipper Analytical Services citing BBG to be in the bottom 10 performers in the Closed-End Bond Category, Wall Street Journal June 30,1998 issue) coupled with uncontrolled expenses, has forced KIM to take steps which may lead to the termination of the Manager of the Fund. On September 30, 1998 KIM filed with the SEC a Preliminary Proxy stating that it intends to seek the termination of the Investment Management Agreement dated

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September 12, 1996, as the same may have been amended, extended or restated, between Bull & Bear Advisers, Inc. at the annual meeting of shareholders. KIM is not now proposing a substitute manager to the Fund. KIM is also asking stockholders to vote against the Fund's nominee for Director, Frederick Parker, to vote against ratification of the Fund's auditors and to vote against a name change of the Fund to Bexil Corporation.
          It is the belief of KIM the Board has approved actions, which are not in the best interest of the stockholders. Fund's Management recommended changing the Fund's format from open end to closed end in 1996. This has resulted in the Fund trading at a substantial discount to net asset value. (The average price discount to net asset value has been - 10.27% for the time period of November 14, 1997 through November 6, 1998.) The Board has recommended in September of 1997 and in July of 1998 in a preliminary proxy filing to change the Fund to a 50/50 "balanced" approach. This change would have required a vote of the stockholders since it would have changed the fundamental investment policy of the Fund. These proposals appear to have been abandoned by the Fund. Instead the Board has approved the intention to invest up to 35% of the Funds' assets in equity and other securities. The Fund claims that this change can be made without shareholder approval.
         It is the opinion of KIM that Bull & Bear Advisers are poor equity managers. Bull & Bear Adviser's three funds listed in the Wall Street Journal, that invest in stocks and other investments, are all losing between 15% and 24% year-to-date (9/30/98). All three funds captioned in the Bull &Bear Group are ranked in the bottom quintile for 1,3, and 5 year periods according to the most recent Wall Street Journals.
         Poor performance coupled with uncontrolled expenses prompted KIM to oppose Management's candidate for director. It is the belief of KIM that the Board of Directors should work for the stockholders.
         The Fund is also proposing to the stockholders to "Amend the Fund's Articles of Incorporation to Change the Fund's Name". The Fund is proposing to retain the fundamental policy of investing 65% of the Fund's assets in securities backed by the full faith and credit of the United States such as U.S. Government Securities, including direct obligations of the United States Government (such as U.S. Treasury bills, notes, and bonds) and certain agency securities, such as those issued by the Government National Mortgage Association. However, on August 17, 1998, the Fund announced that it intended to invest up to 35% of its total assets in equity and other securities, commencing October 19,1998. Up to 35% of total assets may be invested in equity securities, fixed-income securities, money market instruments, and securities of other investment companies to the extent consistent with its investment objective. Issuers of these securities may include U.S. and foreign entities, including small capitalization companies, private companies and companies that invest or deal in natural resources or commodities. Equity securities will include common stocks, preferred stocks, securities that are convertible into common stocks, depository receipts, and warrants. The value of the Fund's investment in certain equity securities may be affected by changes in the price of precious metals, such as gold, platinum and silver. KIM believes that these securities would be far too volatile to be contained in this Fund. KIM believes, that Bull & Bear

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Advisers' in light of their dismal record in managing equities and other investment should not be entrusted to buy equities and feels that stockholders should reject the name change and change in the Amendment in the By-Laws as purposed by the Fund.
         KIM has repeatedly voiced its opinion to Fund's Management that these changes are not in the best interest of the stockholders of the Fund. It is the opinion of KIM that this "balanced" approach could lead to further widening of the discount to net asset value at which the Fund currently trades.
         The "Accounts" for which KIM is the Investment Manager are managed by individual investment guidelines, which may restrict or prohibit the Account from investing in equity and other types of securities. KIM believes that if the Accounts were forced to sell a considerable amount of shares, this would be devastating to the market price of BBG, and may create further losses for stockholders. On October 21, 1998 KIM wrote to Steven Landis with various questions regarding the portfolio (copy as exhibit 1). On November 9,1998, KIM made a second request to Mr. Landis, as the first request had gone unanswered. Once KIM receives a reply to the attached letter it will analyze the response and take appropriate actions with respect to each of its clients that own BBG shares.
         In September of 1997 and again in July of 1998, BBG filed preliminary prospectus with the SEC proposing radical Fundamental changes in the investment objective of the Fund, changing the name of the Fund, and changing the Fund from a Diversified Fund to a Non-Diversified Fund. KIM opposed these changes and the Fund abandoned these filings.
         The intentions announced on August 17, 1998 by the Fund are not as radical. The Fundamental Objectives of the Fund would not change. Therefore, KIM believes that it would not be compelled to sell as many shares, especially if stockholders at the 1998 annual meeting do not approve the name change of the Fund.
                                  Litigation
                                  ----------
         On February 19, 1998, KIM filed a suit against the Fund in the Circuit Court for Baltimore City, Maryland (Case No. 9805505) for the purpose of inspecting the books and obtaining a listing of stockholders of the Fund. The Fund had denied KIM. access to such records, alleging improper purposes, which consequently forced litigation to secure the stockholder rights KIM was entitled to under the State Law of Maryland. The estimated cost of litigation was $5,000-$10,000. When legal fees exceeded $45,000, because of various discovery efforts and motions by the Fund to prevent access to records KIM made the conscious decision that the costs associated with asserting its rights, as representing ownership of over 5% of the outstanding shares, became not economically prudent to pursue. KIM presented to the Fund a Stipulation of Voluntary Dismissal in September of 1998, pursuant to Maryland Rule 2-506(a)(2), for the voluntary dismissal of this action with prejudice with each party bearing its own costs and legal fees. Both parties agreed upon this Voluntary Dismissal with prejudice.
          On February 19, 1998, about two hours after KIM filed its' Maryland suit, the Fund filed suit against KIM, Inc. in the United States District Court, Southern District of New York (Civil Action No 98 Civ. 1190) alleging that KIM had violated Section 16(b) of the Securities Exchange Act of 1934 and Rule 10b-5 under such Act.

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                                       5

KIM has repeatedly and vigorously denied these allegations, which it believes to be lacking merit. The Fund has filed a First Amended Complaint on October 28,1998. In this proposed amended complaint BBG demands that "KIM will immediately divest its client's holdings in BBG, in excess of 3%, on a schedule to be determined by the Court, not to exceed six months, to protect BBG and its investors from any negative financial impact on BBG caused by KIM's breaches of the anti-pyramiding rule:" (Anti-pyramiding rule refers to the Investment Company Act Section 12 (d) (1) (A), 15 U.S. C. 80a-12(d)
(1)(A), which provides in relevant part: "It shall be unlawful for any ....
investment company .... to purchase or otherwise acquire any security issued by any registered investment company ("the acquired company"), if the acquiring company and any company or companies controlled by it immediately after such purchase or acquisition own in the aggregate: (i) More than three per centum of the total outstanding voting stock of the acquired company...). KIM believes that this claim is completely without merit, as KIM is a Registered Investment Adviser, not an Investment Company. KIM believes this divestiture could cause more harm to stockholders than any claim that is alleged in the original complaint. The outcome of this matter can not be predicted with certainty.
                  ITEM 5   Interest in Securities of the Issuer
                           -------------------------------------
                           a) As of the date of this Report, KIM owns 119,250 Shares, which represents 16.28% of the outstanding Shares. None of the Principals owns any other Shares.
                           b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
                           c) Open market purchases for the Accounts'.


                        Price Per

Date         Shares     Share
      4/1/98      1,300     13.3125
     5/13/98        700       12.75
     5/14/98      1,100       12.75
     5/14/98      1,000     12.6875
     5/18/98        400     12.6875
     5/26/98        200     12.6875


                           KIM Accounts have neither bought nor sold shares since May 1998. KIM intends to hold all shares through the annual meeting. However, if an unforeseen liquidity need shall arise in an Account (Accounts) KIM reserves the right to dispose of shares according to the Account's requirements. Should KIM receive a response answering the questions in its October 21, 1998 letter to the Fund's portfolio manager and having an opportunity to evaluate the response in light of each client's investment guidelines, KIM may sell shares of the Fund prior to the 1998 annual meeting.

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                         1.) There have been no dispositions and no
                         acquisitions, other than by such open market purchases, during such period.
                         2.) The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

ITEM 6                   Contracts, Arrangements, Understandings, or
                         -------------------------------------------------------
                         Relationships with Respect to Securities of the Issuer.
                         -------------------------------------------------------

                         Except as described above, there are no contracts, arrangements understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of BBG securities.

ITEM 7                   Materials to be Filed as Exhibits
                         ---------------------------------
                         1 Exhibit

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 12, 1998                          Karpus Management, Inc.
-----------------
       Date
                                           By: /s/ George W. Karpus
                                               -------------------------------
                                               George W. Karpus
                                               President


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